EXHIBIT 21.1

LIST OF SUBSIDIARIES

Bodisen Biotech, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Bodisen Holdings, Inc. (“BHI”)	Delaware	100% by Bodisen Biotech, Inc.
Yang Ling Bodisen Agricultural Technology Co. Ltd. (“Bodisen Agriculture”)	PRC	100% by Bodisen Biotech, Inc.
Yang Ling Bodisen Biology Science and Technology Development Company Limited (“Yang Ling”)	PRC	100% by Bodisen Agriculture
Xinjiang Bodisen Agriculture Material Co. Ltd.	PRC	100% by Yang Ling